Gitennes x

Suite 2390 – 1055 West Hastings Street, Vancouver, B.C. V6E 2E9
Tel: 604-682-7970 Fax: 604-682-7903 email: info@gitennes.com
www.gitennes.com





September 14, 2006

Office of International Corporate Finance
Securities and Exchange Commission
Stop 3-9, Room 3117
450 - 5th Street N.W.
Washington D.C.
USA 20549

SUPPL

Dear Sir/Mesdames:

Re: Gitennes Exploration Inc.
File No: 82-4170
Rule 12g3-2(b)
Securities Exchange Act of 1934

Pursuant to subparagraph (ii) of paragraph (b)(1) of Rule 12g3-2, we are enclosing for your files one copy of each of the following;

- News Release dated April 18, 2006
- News Release dated May 30, 2006
- News Release dated August 11, 2006
- News Release dated September 1, 2006
- Interim Consolidated Financial Statements for the period ended June 30, 2006
- Management Discussion and Analysis for the period ended June 30, 2006

We trust you will find this in order.

GITENNES EXPLORATION INC.

Linda Dezura
Administrative Assistant

PROCESSED
SEP 2 5 2006
THOMSON
FINANCIAL

:LD
Enclosure.

Gitennes

Suite 2390 – 1055 West Hastings Street, Vancouver, B.C. V6E 2E9
Tel: 604-682-7970 Fax: 604-682-7903 email: info@gitennes.com
www.gitennes.com



RECEIVED
SEP 2 0 2006
160

GITENNES EXPLORATION – PRIVATE PLACEMENT CLOSED

Vancouver, September 1, 2006: Gitennes Exploration Inc. (TSX-GIT) announces that the private placement originally announced on August 11, 2006 has closed. A total of 4,250,000 units were issued at a price of Cdn$0.25 per unit, for gross proceeds of Cdn$1,062,500. Each unit is comprised of one common share and one common share purchase warrant. Each warrant entitles the holder to purchase one common share at a price of $0.30 for a period of 12 months after closing. The warrant expiry date may be shortened if the daily closing price of the Company's shares exceeds $0.55 for 15 consecutive business days. Insiders subscribed for 7.8 % of the placement. All securities issued in this placement are subject to a four month hold period.

The placement was completed with the assistance of a number of agencies and brokerage firms. The Company has paid cash commissions totaling $40,950.00 and issued 273,000 broker warrants as finder fees and/or commissions in connection with the offering. The terms of the broker warrants are the same as the warrants included in the private placement units.

Gitennes Exploration Inc. is an established mineral exploration company with properties in Peru. The Company is currently exploring a gold discovery at its Tucumachay Project. Recent drilling returned favourable results on a large, near-surface target that is open for expansion through step-out drilling. Separate zones of carbonate-hosted zinc mineralization are also present at Tucumachay, and on the adjacent wholly-owned Titimina property. In addition to Tucumachay and Titimina the Company owns the Urumalqui property, a large epithermal silver-gold vein system located in northern central Peru, and is evaluating several new copper prospects located in southern Peru.

Additional information about the Company is available at www.gitennes.com and in the regulatory filings available within the "Company Profiles" section at www.sedar.com .

For further information contact:

Jerry Blackwell
President
(604) 682-7970

The Toronto Stock Exchange has neither approved nor disapproved the information herein.

Gitennes X

Suite 2390 – 1055 West Hastings Street, Vancouver, B.C. V6E 2E9
Tel: 604-682-7970 Fax: 604-682-7903 email: info@gitennes.com
www.gitennes.com



NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

Gitennes Exploration – Private Placement and Corporate Update

Vancouver, August 11, 2006: Gitennes Exploration Inc. (TSX-GIT) announces that it intends to complete a private placement of up to 4,000,000 units at a price of Cdn$0.25 per unit, for aggregate gross proceeds of up to Cdn$1,000,000. Each unit will be comprised of one common share and one common share purchase warrant. Each warrant will entitle the holder to purchase one common share at a price of $0.30 for a period of 12 months after closing. The expiry date of the warrants may be accelerated if the closing price of the Company's shares exceeds $0.55 for 15 consecutive business days. At the Company's discretion and subject to acceptance by the Toronto Stock Exchange, the Company may pay finder's fees in cash, securities, or a combination thereof. The proposed placement announced May 9, 2006 has not been completed and will be cancelled.

The private placement is subject to regulatory approval. The securities issued in this placement will be subject to a four-month hold period. The Company further advises that insiders have expressed interest in subscribing for up to 540,000 units of the proposed placement. The net proceeds of the private placement will be used for financing exploration and development activities on the Company's mineral properties and for general corporate purposes.

Tucumachay Earn-In Completed: The Company has notified Inmet Mining Corporation that it had completed all required elective and committed expenditures required under the terms of its option agreement on the Tucumachay property. The Company now holds a 100% interest in the property. Inmet retains the option to earn-back a 60% interest in the property by spending three times the amount of the Company's investment once the Company has drilled 12,000 metres, or retain a sliding-scale net smelter returns royalty.

Virgen Royalty Notification: The Company has been informed by the operator of the mine at La Virgen that gold production exceeded 145,000 ounces on May 16, 2006. Accordingly, the Company's 2% NSR Royalty became effective, to be paid every six months. Government records indicate that the mine production is highly variable, ranging from 2,400 to 6,000 ounces of gold per month. The Company is uncertain of the financial impact of the Virgen production royalty until such time that a history of payments is established.

Red Property: The Company has advised the owners of the Red property that it will not continue with exploration at the property, and will not complete its option to acquire an 100% interest. The Company will write off all expenditures ($413,658) incurred on the property in the quarter ending June 30, 2006.

Gitennes Exploration Inc. is an established mineral exploration company with properties in Peru. The Company is currently exploring a gold discovery at its Tucumachay Project. Recent drilling returned favourable results on a large, near-surface target that is open for expansion through step-out drilling. Separate zones of carbonate-hosted zinc mineralization are also present at Tucumachay, and on the adjacent wholly-owned Titimina property. In addition to Tucumachay and Titimina the Company owns the Urumalqui property, a large epithermal silver-gold vein system located in northern central Peru, and is evaluating several new copper prospects located in southern Peru.

Additional information about the Company is available at www.gitennes.com and in the regulatory filings available within the "Company Profiles" section at www.sedar.com .

For further information contact:

Jerry Blackwell
President
(604) 682-7970

The Toronto Stock Exchange has neither approved nor disapproved the information herein.

Gitennes X

Suite 2390 – 1055 West Hastings Street, Vancouver, B.C. V6E 2E9
Tel: 604-682-7970 Fax: 604-682-7903 email: info@gitennes.com
www.gitennes.com



ADDITIONAL ZINC RESULTS FROM TUCUMACHAY PROJECT

Vancouver, May 30, 2006 : Gitennes Exploration Inc. (TSX-GIT) is pleased to provide an update of its surface chip sampling programme on the recently discovered Ushcumachay zinc-silver target located within the Company's Tucumachay project in central Peru.

As reported by the Company on March 1, 2006, Ushcumachay is one of a series of zinc targets on the eastern limb of the Saturno anticline, which include the Alpha, Delta and Korimachay targets. Ushcumachay is the southernmost of these targets and is located approximately 2 km north of the La Guapita gold zone.

Mineralization in the Ushcumachay zone occurs in limestones, dolomitized limestones and limestone breccias of the uppermost Condorsinga Formation. This stratigraphic horizon is the same that hosts the Alpha, Delta and Korimachay zinc targets. Zinc mineralization is found at numerous locations along a strike length of over 2,000 metres in this favourable horizon. The zone is open to the south and down-dip under cover rocks. Zinc occurs as smithsonite and hydrozincite along fractures, as semi-massive lenses of barite-sphalerite rock, in calcite-barite veins, and as disseminated sphalerite in dolomite. The thickness of the prospective horizon is thought to be at least 30 metres. The sequence is folded into a series of synclines and anticlines and is cut by steep normal faults.

Sampling has focused on two zones of strong fracturing, brecciation and replacement mineralization, referred to as Ushcumachay Norte and Ushcumachay Sur. Results are detailed below:

Ushcumachay Norte:

Sample	Length (m)	Silver (g/t)	Zinc %
T29714	7.0	75	14.65
T29719	7.0	94	8.19
T29721	20.0	18	1.86
T29724	11.0	20	2.15
T29732	7.0	87	17.20
T29733	4.5	49	10.80
T29734	5.0	16	2.15
T29735	4.0	74	4.45
T29736	11.0	37	2.65
T29738	3.0	19	4.76
T29739	6.0	46	6.60
T29740	4.5	8	1.44
T29741	5.0	42	4.13
T29742	7.0	68	11.05
T29743	17.0	59	3.62
T29750	6.0	133	10.75
T29751	3.0	61	8.00
T29752	10.0	48	3.19
T29754	6.0	40	9.33
T24728	2.0	22	2.48

Sample	Length (m)	Silver (g/t)	Zinc %
T24729	2.0	24	3.19
T24730	2.0	44	4.65
T24731	2.5	50	3.23
T24732	5.0	40	5.33
T24734	6.0	20	8.70
T24735	16.0	28	6.81
T24738	16.0	50	9.04
T24741	6.0	8	1.40
T24743	4.5	2	11.85
T24744	5.0	2	3.36
T24745	2.0	6	11.80
T24746	7.0	10	2.23
T24747	6.0	0	12.55
T24748	5.0	21	6.19
T24750	10.5	67	7.36
T24752	6.0	23	1.85
T24753	4.0	67	5.46
T24754	6.0	13	3.81
T24757	7.5	30	5.24

Ushcumachay Sur:

Sample	Length (m)	Silver (g/t)	Zinc (%)
T24756	6.0	56	8.53
T29860	10.0	55	4.98
T29867	3.0	8	1.23
T29871	5.0	29	2.34
T29875	4.0	35	2.68
T29877	2.5	13	2
T29879	4.0	87	7.06
T29881	5.0	79	4.49
T29882	5.0	91	6.77
T29884	3.5	3	>30.0
T29885	2.0	2	20.4
T29889	9.5	35	5.53
T29892	5.0	20	1.93

Work is ongoing at both the Tucumachay and adjacent Titimina properties. Further updates are forthcoming.

Work at Tucumachay is under the supervision of Alvaro Fernandez-Baca (P.Geo) and James Foster (P.Geo.). Analytical services are provided for by ALS Chemex Laboratories in Lima, Peru. The technical information contained in this release has been reviewed by Jerry Blackwell (P.Geo.), a Qualified Person as defined in National Instrument 43-101.

The Tucumachay Project is held under option from Inmet Mining Corporation. Once Gitennes has completed 12,000 metres of drilling Inmet may earn-back a 60% interest by spending three times Gitennes' total project-related expenses to that point.

A sample plan that accompanies this news release is available at www.gitennes.com.

For further information contact:

(604) 682-7970

The Toronto Stock Exchange has neither approved nor disapproved the information herein.

Sample	Length (m)	Ag gr/T	Zn %
T29726	9.0	79	14.65
T29729	9.0	94	8.19
T29731	20.0	16	1.56
T29734	11.0	20	2.15
T29733	9.0	67	17.80
T29788	4.5	49	10.80
T29734	5.0	16	2.15
T29735	4.0	74	4.45
T29736	11.0	57	2.65
T29738	3.0	19	4.96
T29739	6.0	46	6.80
T29740	4.5	8	1.44
T29741	5.0	48	4.13
T29742	9.0	65	11.06
T29743	17.0	99	3.63
T29750	6.0	139	10.79
T29752	3.0	61	8.00
T29753	10.0	45	3.19
T29754	6.0	40	9.33
T34728	2.0	18	2.45
T34729	3.0	24	3.19
T34730	3.0	44	4.65
T34731	2.5	50	8.23
T34732	9.0	40	6.89
T34734	6.0	80	8.70
T34735	16.0	28	6.61
T34736	16.0	80	9.04
T34741	6.0	8	1.40
T34743	4.8	2	11.88
T34744	3.0	2	3.26
T34745	2.0	6	11.80
T34746	7.0	10	3.23
T34747	6.0	0	18.98
T34748	9.0	81	6.19
T34750	10.5	67	7.96
T34752	6.0	23	1.85
T34753	4.0	67	5.46
T34754	6.0	13	3.41
T34757	7.5	30	5.94

Sample	Length (m)	Ag gr/T	Zn %
T34756	6.0	56	8.63
T39840	10.0	66	4.98
T39867	3.0	8	1.13
T39871	5.0	89	3.34
T39875	4.0	95	2.68
T39877	3.5	13	2.00
T39879	4.0	87	7.06
T39881	5.0	79	4.49
T39884	3.0	91	6.77
[illegible]	3.8	9	>21.00
T39889	9.8	98	6.81
T39892	4.0	30	1.92

Rock Sampling
2006
<5 % Zn
5 - 10 % Zn
10 - 20 % Zn
20 - 30 % Zn
>30 % Zn

Uchucumachay Norte

Areas for Additional Sampling

Ushcumachay Sur

200m


N




PROCESSING
SECTION

Gitennes

Suite 2390 – 1055 West Hastings Street, Vancouver, B.C. V6E 2E9
Tel: 604-682-7970 Fax: 604-682-7903 email: info@gitennes.com
www.gitennes.com

EXPLORATION EXPANDS GITENNES ALPHA ZINC TARGET

Vancouver, April 18, 2006: Gitennes Exploration Inc. (TSX-GIT) is pleased to provide an update on the continuing exploration on its 100%-owned Alpha zinc target on the Titimina Property, in central Peru. Recent activities include detailed geological mapping, rock sampling and soil sampling. Results are encouraging.

Chip Sample ID #	Location	Length (metres)	Silver (g/t)	Zinc (%)
T29412	C	6.0		4.27
T29610	C	2.5		18.40
T29616	C	11.0		2.24
T29651	C	16.0		3.10
T29654	C	5.0		1.62
T29683	C	5.0		2.01
T29759	C	5.0		6.50
T29760	C	10.0		10.41
T29762	C	6.0		5.87
T29414	NE	3.0		16.20
T29415	NE	8.0		7.57
T29612	NE	5.0		1.41
T29756	NE	13.5		8.51
T29763	SE	19.0		6.33
T29767	SE	1.5		13.90
T29768	SE	11.0		9.61
T29770	SE	11.0		4.02
T29782	SE	10		9.23
T26777	SW	2.0	56.8	>30.00
T26778	SW	1.2	234.0	25.50
T26779	SW	2.0	105.0	20.60
T26780	SW	2.0	42.2	10.20

The Alpha zinc target is exposed in outcrop, old tunnels and trenches over a length of 500 metres, centred upon a northeast –striking zone of fractures, alteration and brecciation. The zone of alteration and discolouration is up to 200 metres wide, and the samples reported here are from various locations within this anomalous zone. The zone is highly oxidized at surface, and primary sulphides have only been found in the SW portion of the zone.

The central (C) and northeast (NE) segments of the Alpha target comprise a continuous, wide zone of fractured and brecciated limestone in the hinge of a northeast plunging syncline. The southeast (SE) segment is located 100 metres south of the C area, on a parallel zone of fracturing and brecciation. The southwestern (SW) segment is associated with dolomite and limestone within a 20 to 30 metre-wide zone of fracturing and breccia that is flanked on either side by bedding-parallel lenses of mineralized sparry dolomite. Remnant patches of zebra-textured pale-coloured sphalerite, galena and barite are noted. A sampling traverse reported earlier that crossed this zone returned 20.59% zinc and 35.6 g/t silver across 26.8 metres. Mineralization in the SW area dips northeast at 15 to 25 degrees and could be present at depth beneath the C, NE and SE areas.

Based upon preliminary mapping and sampling, the Alpha zinc target is a large, un-drilled zone of mineralization in a favourable structural setting within carbonate host rocks. The zone is open to the

northeast, beneath younger covering sandstone and shale. The entire target area is accessible by foot and truck.

Work is ongoing at both the Titimina and adjacent Tucumachay properties. Further updates are forthcoming.

Work at Titimina is under the supervision of James Foster (P.Geo.). Analytical services are provided for by ALS Chemex Laboratories in Lima, Peru. The technical information contained in this release has been reviewed by Jerry Blackwell (P.Geo.), a Qualified Person as defined in National Instrument 43-101.

A sample plan that accompanies this news release is available at www.gitennes.com

For further information contact:

Jerry Blackwell
President

The Toronto Stock Exchange has neither approved nor disapproved the information herein.



Nodule Marker
Area of Chip Sample
N
NE
C
SW
SE
21.8m @ 4.84% Zn
11m @ 2.24% Zn
5m @ 1.41% Zn
10m @ 10.41% Zn
Adit
Waste
100m


SEC MAIL PROCESSING
RECEIVED
SEP 2 9 2006
WASH, D.C.
160
SECTION

Gitennes Exploration

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2006

(Unaudited)

MANAGEMENT COMMENT

These interim consolidated financial statements for the six months ended June 30, 2006 of Gitennes Exploration Inc. have been prepared by management and have not been subject to review by the Company's auditors.

Gitennes Exploration Inc. Statement 1

Interim Consolidated Balance Sheets

(Unaudited)

Canadian Funds

ASSETS	As at June 30 2006	As at December 31 2005
Current		
Cash and cash equivalents	$ 56,895	$ 938,735
Accounts receivable	15,102	18,795
Prepaid expenses	18,687	29,056
	90,684	986,586
Mineral Properties *(Note 4)*	3,428,046	3,287,346
Plant and Equipment *(Note 5)*	69,454	60,231
	$ 3,588,184	$ 4,334,163

LIABILITIES		
Current		
Accounts payable and accrued liabilities *(Note 8)*	$ 145,291	$ 142,814
Due to related parties *(Note 8)*	94,000	-
	239,291	142,814
Continued Operations *(Note 1)*		

SHAREHOLDERS' EQUITY		
Share Capital *(Note 6)*	28,272,076	28,272,076
Contributed Surplus *(Note 6b)*	657,283	657,283
Deficit - *Statement 2*	(25,580,466)	(24,738,010)
	3,348,893	4,191,349
	$ 3,588,184	$ 4,334,163

ON BEHALF OF THE BOARD:

"Jerry D. Blackwell", Director
JERRY D. BLACKWELL

"Ken Booth", Director
KEN BOOTH

- See Accompanying Notes -

Gitennes Exploration Inc. Statement 2

Interim Consolidated Statements of Loss and Deficit

(Unaudited)
Canadian Funds

	Three Months Ended		Six Months Ended	
	June 30 2006	June 30 2005	**June 30 2006**	June 30 2005
Expenses				
Audit, accounting, legal and professional fees	**$ 36,769**	$ 38,958	**$ 63,171**	$ 72,761
Amortization	**3,542**	2,687	**6,567**	5,360
Filing, transfer fees and investor relations	**54,398**	99,911	**134,327**	176,055
Insurance	**3,750**	5,332	**8,750**	10,442
Interest and bank charges	**841**	890	**1,548**	1,725
Office rent, utilities and miscellaneous	**28,705**	43,709	**63,629**	66,902
Salaries and benefits	**60,217**	59,322	**121,089**	111,209
Stock-based compensation *(Note 6d)*	**-**	-	**-**	305,929
Travel	**7,192**	2,588	**15,100**	6,334
Loss before the Undernoted	**(195,414)**	(253,397)	**(414,181)**	(756,717)
Other Income (Loss)				
Foreign exchange loss	**(3,245)**	(7,113)	**(1,183)**	(3,837)
General exploration	**(14,610)**	(1,684)	**(21,114)**	(16,134)
Interest and other income	**5,119**	7,983	**7,680**	8,528
Write-down of mineral properties	**(413,658)**	-	**(413,658)**	-
Loss for the Period	**(621,808)**	(254,211)	**(842,456)**	(768,160)
Deficit, beginning of period	**(24,958,658)**	(23,802,461)	**(24,738,010)**	(23,288,512)
Deficit, End of Period	**$ (25,580,466)**	$ (24,056,672)	**$ (25,580,466)**	$ (24,056,672)
Loss Per Share - Basic and Diluted	**$ (0.02)**	$ (0.01)	**$ (0.02)**	$ (0.02)
Weighted Average Number of Shares Outstanding	**37,329,231**	32,355,249	**37,329,231**	31,667,859

- See Accompanying Notes -

Gitennes Exploration Inc. Statement 3

Interim Consolidated Statements of Cash Flows

(Unaudited)

Canadian Funds

	Three Months Ended		Six Months Ended	
	June 30 2006	June 30 2005	**June 30 2006**	June 30 2005
Cash Flows From Operating Activities				
Loss for the period	**$ (621,808)**	$ (254,211)	**$ (842,456)**	$ (768,160)
Items not affecting cash				
Amortization	**3,542**	2,687	**6,567**	5,360
Stock-based compensation	**-**	-	**-**	305,929
Write-down of mineral properties	**413,658**	-	**413,658**	-
	(204,608)	(251,524)	**(422,231)**	(456,871)
Changes in non-cash working capital items				
Accounts receivable	**(1,162)**	4,248	**3,693**	10,487
Prepaid expenses	**2,878**	(135)	**10,369**	(4,001)
Due from joint venture partner	**-**	20,661	**-**	20,559
Accounts payable and accrued liabilities	**47,061**	(52,301)	**41,163**	(28,828)
Due to related parties	**94,000**	-	**94,000**	-
	(61,831)	(279,051)	**(273,006)**	(458,654)
Cash Flows from Financing Activities				
Net proceeds from issuance of common shares	**-**	1,440,007	**-**	1,440,007
Cash Flows From Investing Activities				
Mineral properties – net of recoveries	**(186,347)**	(330,473)	**(593,044)**	(516,128)
Purchase of plant and equipment	**(15,509)**	(1,149)	**(15,790)**	(2,811)
	(201,856)	(331,622)	**(608,834)**	(518,939)
Net Increase (Decrease) in Cash and Cash Equivalents	**(263,687)**	829,334	**(881,840)**	462,414
Cash and cash equivalents – beginning of period	**320,582**	196,729	**938,735**	563,649
Cash and Cash Equivalents - End of Period	**$ 56,895**	$ 1,026,063	**$ 56,895**	$ 1,026,063

Supplemental Schedule of Non-Cash Investing and Financing Transactions				
Increase (decrease) in mineral property accounts payable.	**$ 17,280**	$ 11,200	**$ (38,686)**	$ 20,240

- See Accompanying Notes -

1. Continued Operations

The Company, considered to be in the exploration stage, is in the process of exploring several mineral properties in Peru and Canada. The Company has not yet determined whether these properties contain economic reserves.

The business of mining and exploration involves a high degree of risk and there can be no assurance that current exploration programs will result in profitable mining operations. The Company has no source of revenue, and has significant cash requirements to meet its administrative overhead and maintain its mineral interests. The recoverability of amounts shown for resource properties is dependent upon several factors. These include the discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development of these properties, and future profitable production or proceeds from disposition of mineral properties. Also, the Company will have to raise additional funds for future corporate and administrative expenses and to undertake further exploration and development of its mineral properties. While the Company has been successful in the past at raising funds, there can be no assurance that it will be able to do so in the future.

These consolidated financial statements have been prepared on a going concern basis, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. These consolidated financial statements do not include adjustments that would be necessary should the Company be unable to continue as a going concern.

2. Accounting Policies

a) Basis of Consolidation

The accompanying unaudited interim consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada and include the accounts of the Company and its significant wholly-owned subsidiaries, Castle Keep Ltd., Torre International Holdings Ltd., Gitennes Exploraciones Peru S.A., Oromalqui Gold Corp., Minera Corimalqui S.A. and Compania Minera Seis Rios S.A. All of the Company's wholly-owned subsidiaries are accounted for under the purchase method.

b) Basis of Presentation

The accompanying unaudited interim consolidated financial statements are prepared in accordance with generally accepted accounting principles ("GAAP") in Canada. They do not include all of the information and disclosures required by Canadian GAAP for annual financial statements. In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements. These interim consolidated financial statements follow the same accounting policies and methods of their application as the most recent annual financial statements and should be read in conjunction with the Company's consolidated financial statements including the notes thereto for the year ended December 31, 2005.

3. Financial Instruments

The Company's financial instruments consist of cash and cash equivalents, accounts receivable, accounts payable and due to related parties. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying values, unless otherwise noted. At June 30, 2006, the Company held currency totalling US$25,800 which is exposed to currency risk given fluctuations in the prevailing exchange rates between the Canadian and United States dollar.

4. Mineral Properties

a) Details of mineral property activities are as follows:

	Peru				Canada			
	Tucumachay	Urumalqui	La Chivona	Titimina	Red	Fox	Other	Total
December 31, 2005	$ 1,826,335	$ 788,755	$ 171,338	$ 27,767	$ 411,052	$ -	$ 62,099	$ 3,287,346
Acquisition costs	-	-	-	-	-	-	-	-
Deferred expenditures								
Administration	4,973	-	-	-	-	-	41	5,014
Assays	30,646	177	-	3,795	-	-	-	34,618
Consulting geology	97,592	4,219	1,790	20,169	2,606	-	-	126,376
Domicile	128,001	938	-	8,365	-	-	-	137,304
Drilling	118,130	-	-	-	-	-	-	118,130
Environmental and social license	4,622	-	-	-	-	-	-	4,622
Geophysics	10,621	-	-	-	-	-	-	10,621
Government taxes	75,368	512	340	2,872	-	-	450	79,542
Tenure	3,553	-	9,428	8,634	-	-	16,516	38,131
Total additions during the period	473,506	5,846	11,558	43,835	2,606	-	17,007	554,358
Write-down of mineral properties	-	-	-	-	(413,658)	-	-	(413,658)
June 30, 2006	$ 2,299,841	$ 794,601	$ 182,896	$ 71,602	$ -	$ -	$ 79,106	$ 3,428,046

4. Mineral Properties

a) Details of mineral property activities are as follows: - *Continued*

	Peru				Canada			
	Tucumachay	Urumalqui	La Chivona	Rio Seco	Red	Fox	Other	Total
December 31, 2004	$ 503,805	$ 733,038	$ 160,774	$ 258,205	$ 384,022	$ 55,354	$ 61,168	$ 2,156,366
Acquisition costs			-	-	-	-	-	-
Deferred expenditures								
Administration	14,054	2,184	-	-	405	-	239	16,882
Assays	36,360	-	-	-	-	-	275	36,635
Consulting geology	170,752	18,948	-	2,576	11,459	-	-	203,735
Domicile	139,310	-	-	-	-	-	-	139,310
Drilling	-	-	-	-	-	-		-
Environmental and social license	10,647	-	-	-	-	-	-	10,647
Geophysics	248	19,766	-	-	-	-	-	20,014
Government taxes	39,842	736	-	353	-	-	-	40,931
Tenure	21,355	3,530	10,527	6,173	41	-	11,386	53,012
Topographic survey	-	-	-	-	-	-	15,202	15,202
Total additions during the period	432,568	45,164	10,527	9,102	11,905	-	27,102	536,368
June 30, 2005	$ 936,373	$ 778,202	$ 171,301	$ 267,307	$ 395,927	$ 55,354	$ 88,270	$ 2,692,734

4. Mineral Properties - *Continued*

b) Cumulative mineral costs are as follows:

	Acquisition	Exploration	**June 30 2006**	December 31 2005
Peru				
Tucumachay	$ 400,000	$ 1,899,841	**$ 2,299,841**	$ 1,826,335
Urumalqui	87,329	707,272	**794,601**	788,755
La Chivona	35,563	147,333	**182,896**	171,338
Titimina	9,456	62,146	**71,602**	27,767
Canada				
Red, B.C.	-	-	**-**	411,052
Other	-	79,106	**79,106**	62,099
	$ 532,348	$ 2,895,698	**$ 3,428,046**	$ 3,287,346

c) Tucumachay, Peru

Under a letter of intent dated June 30, 2004 with Inmet Mining Corp. ("Inmet") the Company may acquire a 100% interest in the 3,500-hectare Tucumachay property by:

i) Issuing 1,000,000 shares to Inmet (issued - 2004);
ii) Committing to a first year expenditure of US$600,000, to be incurred on the property before December 31, 2005 (incurred); and
iii) At the Company's option, making total exploration expenditures of US$1,600,000 by December 31, 2008 (incurred).

Subsequent to vesting, Inmet may, at its option, regain a 60% interest in the property by spending three times the amount of the Company's investment once the Company has drilled 12,000 metres *(Note 11)*.

d) Urumalqui, Peru

The Company owns a 100% interest in the Urumalqui project. Prior to June 17, 2005 the property was held under a joint venture with Meridian Gold. On June 17, 2005, the companies terminated the agreement and the Company assumed the remaining assets of the joint venture, which included the Urumalqui mineral claims. The Company intends to further explore the project.

e) La Chivona, Peru

The Company acquired, by staking, a 2,600 hectare property near the coastal city of Chiclayo.

f) Titimina, Peru

The Company has acquired, by staking, a 3,800 hectare property adjacent in part to the Tucumachay option. During the period ending June 30, 2006, exploration work at Titimina was continuing.

g) Rio Seco, Peru

The Company acquired, by staking, the Rio Seco property in 1999. It is located 300 kilometres north of Lima, near the Pan American Highway. As the company has no current plans to explore the property in the coming year, it has written its carrying value down to a nominal value. The Company intends to maintain the claims in good standing, and may in future return to further explore the property.

4. Mineral Properties - *Continued*

h) Red, B.C., Canada

By an agreement dated September 3, 2004, the Company had an option to acquire a 100% interest in the Red property, located in north-central British Columbia. Under the terms of the option, the Company paid $50,000 cash, issued 100,000 shares and incurred $100,000 in exploration expenditures (minimum requirement). The Company could, at its option, make additional yearly cash and share payments before July 15, 2008 that total an additional $150,000 and 150,000 shares. Prior to July 15, 2010, the Company must also have met a schedule of additional aggregate expenditures totalling a further $2.0 million.

On April 15, 2005, the Company entered into an agreement with Buffalo Gold Ltd. ("Buffalo") whereby Buffalo could earn a 60% interest in the property by paying the Company $30,000 cash (received) and committing to incur $200,000 in exploration expenditures by April 15, 2006, with the option of incurring cumulative expenditures totalling $600,000 before April 15, 2007. Thereafter, exploration at Red would be co-ordinated under a joint venture (Buffalo 60% / Gitennes 40%). Buffalo met their commitments in the first year. On June 6, 2006, Buffalo advised the Company that it was not going to proceed with its option. Subsequently, on July 12, 2006, the Company advised the owners that it did not intend to exercise its option and was returning the property. Accordingly, the Company wrote off all expenditures incurred on the property.

i) Other Properties

The Company has staked various claims in Peru, all of which are held 100% by the Company. Individual, segregated exploration expenses will be shown for these properties if and when significant costs are incurred exploring one or more of the claims.

j) Virgen, Peru

During the year ended December 31, 2001, the Company sold its interest in the Virgen property. Pursuant to the terms of the sale agreement, the Company retains a 2% net smelter return royalty, payable when aggregate gold production from the property exceeds 145,000 ounces *(Note 11)*.

5. Plant and Equipment

	Cost	Accumulated Amortization	**June 30 2006 Net Book Value**	December 31 2005 Net Book Value
Computer equipment	$ 93,495	$ 72,004	**$ 21,491**	$ 23,878
Furniture and fixtures	81,682	57,631	**24,051**	10,066
Equipment	44,642	20,730	**23,912**	26,287
	$ 219,819	$ 150,365	**$ 69,454**	$ 60,231

6. Share Capital

a) Details are as follows:

Authorized: An unlimited number of common shares without par value

Issued and outstanding:

	2006		2005	
	Shares	**Amount**	Shares	Amount
Balance - beginning of period	**37,329,231**	**$ 28,272,076**	30,972,831	$ 25,715,811
Private Placement	-	-	3,400,000	1,530,000
Issuance costs	-	-	-	(89,993)
Balance – end of period	**37,329,231**	**$ 28,272,076**	34,372,831	$ 27,155,818

b) Contributed Surplus

Details are as follows:

	2006	2005
Balance - beginning of period	**$ 657,283**	$ 357,454
Stock-based compensation *(Note 6d)*	-	305,929
Balance - end of period	**$ 657,283**	$ 663,383

c) Stock Options

The Company has a fixed stock option plan. Under the terms of the plan, the Company may grant options to its directors, employees, and other service providers up to 4,500,000 shares. The Board of Directors determines the exercise price per share and the vesting period under the plan.

During the period ended June 30, the change in stock options outstanding was as follows:

	2006	2005
Options outstanding – beginning of period	**3,905,000**	3,200,000
Granted	-	750,000
Forfeited	-	-
Exercised	-	-
Options outstanding - end of period	**3,905,000**	3,950,000

Details of the stock options outstanding at June 30 are as follows:

2006	2005	Exercise Price	Expiry Date
900,000	900,000	$0.15	October 1, 2007
370,000	370,000	$2.80	March 30, 2008
520,000	520,000	$0.13	May 4, 2008
730,000	750,000	$0.355	April 21, 2009
180,000	180,000	$0.40	July 21, 2009
525,000	550,000	$0.47	April 1, 2010
80,000	80,000	$0.30	November 10, 2010
400,000	400,000	$0.40	March 9, 2011
200,000	200,000	$0.47	March 18, 2015
3,905,000	3,950,000		

6. Share Capital - *Continued*

c) Stock Options - *Continued*

All options outstanding at June 30, 2006 have vested.

The weighted average exercise price of the stock options outstanding at June 30, 2006 is $0.54 and the weighted average remaining contract life of the options is 2.99 years.

d) Stock-Based Compensation

During the period, the Company issued stock options to its directors, officers and employees and recognized stock-based compensation as follows:

	2006	2005
Total options granted	-	750,000
Average exercise price	$ -	$ 0.47
Estimated fair value of compensation	$ -	$ 305,929
Estimated fair value per option	$ -	$ 0.41

The fair value of the stock-based compensation recognized in the accounts has been estimated using the Black-Scholes Option-Pricing Model with the following weighted-average assumptions:

	2006	2005
Risk-free interest rate	-	3.90%
Expected dividend yield	-	0.00%
Expected stock price volatility	-	92%
Expected option life in years	-	6.33

The Black-Scholes Option-Pricing Model was created for use in estimating the fair value of freely tradable, fully transferable options. The Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the highly subjective input assumptions can materially affect the calculated values, management believes that the accepted Black-Scholes model does not necessarily provide a reliable measure of the fair value of the Company's stock option awards.

e) Warrants

At June 30, the following warrants were outstanding:

2006	2005	Exercise Price	Expiry Date
-	351,000	$0.46	August 19, 2005
-	1,700,000	$0.55	May 18, 2006
-	171,610	$0.55	May 18, 2006
2,500,000	-	$0.50	June 4, 2007
123,000	-	$0.50	June 4, 2007
2,623,000	2,222,610		

7. Commitment

The Company has an agreement to lease office space until October 31, 2010, with a net annual lease commitment of approximately $24,408.

8. Related Party Transactions

During the period, the Company incurred $8,302 (2005 - $36,744) in legal fees paid to a law firm in which a director of the Company is a partner; accounts payable and accrued liabilities includes $8,883 (December 31, 2005 - $13,814) payable to this firm.

The above transactions were conducted in the normal course of operations and have been recorded at the exchange amount, which is based on the same rates that the law firm charges its other clients.

During the period, the Company received advances totalling $94,000 from certain directors and officers. These advances are unsecured, bear interest at prime plus 2%, and have no fixed terms of repayment.

9. Income Taxes

The Company operates in several tax jurisdictions and is subject to varying rates of taxation. In addition, the Company has various non-capital tax losses and deferred exploration expenditures that are available for carry forward to reduce taxable income of the current and future years. Details of income tax expense for the period is as follows:

	2006	2005
Loss before income taxes for accounting purposes	$ **(842,456)**	$ (768,160)
Adjustments for differences between accounting and taxable income:		
Amortization	**6,567**	5,360
Stock-based compensation	**-**	305,929
Resource property costs written off	**413,658**	-
Consolidated loss for tax purposes	**(422,231)**	(456,871)
Tax rate	**34.1%**	35.6%
Expected tax expense (recovery) for the period	**(143,981)**	(162,646)
Reductions in tax (recovery) due to:		
Foreign income at different tax rates	**3,368**	2,316
Valuation allowance	**140,613**	160,330
Tax expense (recovery) for the period	$ **-**	$ -

Future income taxes reflect the net effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The significant components of the Company's future income tax assets as at December 31, 2005 are as follows:

Non-capital loss carry-forwards	$ **2,710,142**
Mineral property expenditures	**1,555,862**
Property, plant and equipment	**64,807**
Other	**28,047**
	4,358,858
Valuation allowance	**(4,358,858)**
	$ **-**

The Company's Canadian non-capital loss carry-forwards expire between 2006 and 2015 while the Canadian exploration expenditures may be carried forward indefinitely. The losses available to the Company in Peru expire four years after the attainment of profitable commercial operations in Peru.

10. Segmented Information

The Company's business consists of mineral exploration and development. Details on geographic segments are as follows:

June 30, 2006		Income (Loss)		Capital Expenditures		Capital Assets		Identifiable Assets
Canada	$	(648,640)	$	18,115	$	45,542	$	99,989
British Virgin Islands		-		-		-		3,022
Peru		(193,816)		552,033		23,912		3,485,173
Total	$	(842,456)	$	570,148	$	69,454	$	3,588,184

June 30, 2005		Income (Loss)		Capital Expenditures		Capital Assets		Identifiable Assets
Canada	$	(668,196)	$	11,905	$	38,188	$	1,178,829
British Virgin Islands		(615)		-		-		19,192
Peru		(99,349)		527,274		28,368		2,614,692
Total	$	(768,160)	$	539,179	$	66,556	$	3,812,713

11. Subsequent Events

Red Property: On July 12, 2006, the Company advised the owners that it did not intend to exercise its option and was returning the property.

Private Placement: On May 9, 2006, the Company announced that it intended to complete a private placement of up to 3,400,000 units at a price of $0.40 per unit for gross proceeds of up to $1,360,000. This private placement was not completed and has been cancelled.

On August 11, 2006, the Company announced that it intends to complete a private placement of up to 4,000,000 units at a price of $0.25 per unit for gross proceeds of up to $1,000,000. Each unit will be comprised of one common share and one common share purchase warrant. Each warrant will entitle the holder to purchase one common share at a price of $0.30 for a period of 12 months after closing. The expiry date of the warrants may be accelerated if the closing price of the Company's shares exceeds $0.55 for 15 consecutive business days. At the Company's discretion and subject to acceptance by the Toronto Stock Exchange, the Company may pay finder's fees in cash, securities, or a combination thereof.

Tucumachay Earn-In: On August 1, 2006, the Company served notice to Inmet that the Company had completed the terms of its earn-in on the Tucumachay property. The Company now holds a 100% interest in the property, subject to a second option agreement that permits Inmet to earn-back a 60% interest after the Company has completed 12,000 meters of drilling.

Virgen Royalty: Subsequent to June 30, 2006, the Company received notice from the operator of the Virgen Mine that gold production had exceeded the threshold of 145,000 ounces on May 16, 2006. Accordingly, the Company's 2% net smelter royalty became effective, with payments to be received every six months. The Company currently has no access to the mine production records and therefore no means of reasonably estimating the amount of the royalty payment due. Accordingly, no accrual of the amounts due to date under this royalty agreement has been made.


RECEIVED
SEP 2 0 2006
PROCESSING
SECTION

FORM 51-102F1

INTERIM MANAGEMENT DISCUSSION AND ANALYSIS

FOR GITENNES EXPLORATION INC.

FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2006

August 4, 2006

Management's Discussion and Analysis supplements, but does not form part of, the unaudited interim consolidated financial statements of the Company and the notes thereto for the period ended June 30, 2006. Consequently, the information set forth below should be read in conjunction with the unaudited interim consolidated financial statements for the period ended June 30, 2006 and related notes therein, which have been prepared in accordance with Canadian generally accepted accounting principles.

Additional information, including audited consolidated financial statements, and the notes thereto, for the year ended December 31, 2005, can be found on SEDAR at www.sedar.com.

Description of the Business

Gitennes Exploration Inc. (the "Company") is in the business of exploring for mineral deposits in Perú and Canada. The Company acquires properties directly by staking or through option agreements with prospectors or other exploration companies. The Company is also committed to developing new projects through regional reconnaissance, property examinations and by liaison with a network of industry contacts. None of the properties that the Company currently owns or holds under option have been adequately explored to prove the existence of ore reserves.

Overview

The Company's primary focus is the exploration for gold and silver deposits in Perú, followed by copper, gold and other base metals in Canada. During the year ended December 31, 2005, and continuing through the period ending June 30, 2006, the Company undertook a major field programme at the Tucumachay project in Central Perú, which included 38 core drill holes. The Tucumachay project is subject to a letter of intent dated June 30, 2004 with Inmet Mining Corp. ("Inmet"). During the period, the Company explored its 100%-owned Titimina Property, located in the same belt as Tucumachay. Also, during the period, the Company was notified by Buffalo Gold Ltd. ("Buffalo") that Buffalo would not proceed with its option to earn an interest in the Red property. Subsequent to June 30, 2006, Gitennes elected not to exercise the underlying option on the Red property and has written off all expenditures on the property.

Subsequent to the period ending June 30, 2006, the Company was informed by the operator of the mine at La Virgen that gold production had exceeded 145,000 ounces on May 16, 2006. Accordingly, the Company's 2% NSR Royalty became effective, to be paid every six months. Government records indicate that the mine produces between 2,400 and 6,000 ounces of gold per month. The Company is of the view that the financial impact of the Virgen production royalty is uncertain until such time as a history of timely reporting of the gold production and receipt of payments is established.

To the date hereof, the Company issued news releases as follows:

January 5, 2006	Gitennes' Step-Out Drilling Expands Zone at Leonardo Norte
January 6, 2006	Gitennes Reports on Buffalo Golds' Red Property Exploration
February 14, 2006	Gitennes – Gold Zones Expanded at Gitennes' Tucumachay Project
March 1, 2006	Gitennes Reports High Zinc, Silver at Titimina and Tucumachay
April 18, 2006	Exploration Expands Gitennes Alpha Zinc Target
May 9, 2006	Gitennes Announces Private Placement
May 30, 2006	Additional Zinc Results from Tucumachay Project

Overall Performance

Unless noted otherwise, all figures are in Canadian dollars.

The Company's cumulative resource property costs to June 30, 2006 were $3,428,046, which is up from the cumulative balance of $3,287,346 as at December 31, 2005. The increase for the six month period includes current additions of $554,358 in expenditures, $473,506 of which was incurred on the Tucumachay property (see *"Results of Operations"*). This balance also takes into account the write-down of the Red property of $413,658.

The Company recorded a loss of $621,808 for the quarter ended June 30, 2006, which compares with a loss of $254,211 for the same quarter of 2005 (see *"Results of Operations"*). The loss for the six-month period was $842,456, compared to $768,160 for the same period in 2005. This loss includes the Company's normal operating and administrative expenses of $414,181, as well as the write-down of resource properties abandoned of $413,658.

Financial Data for the Last Eight Quarters

Quarter Ended	Jun 30, 2006	Mar 31, 2006	Dec 31, 2005	Sept 30, 2005	June 30, 2005	Mar 31, 2005	Dec 31, 2004	Sept 30, 2004
Total revenues	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Loss before the under-noted	$(208,150)	$(220,648)	$(173,470)	$(185,208)	$(254,211)	$(208,020)	$(200,117)	$(244,131)
Stock-based compensation	-	-	-	-	-	(305,929)	-	(61,778)
Write-down of mineral properties	(413,658)	-	(267,306)	(55,354)	-	-	(131,398)	(625)
Income tax recovery	-	-	-	-	-	-	106,444	-
Loss for the quarter	$(621,808)	$(220,648)	$(440,776)	$(240,562)	$(254,211)	$(513,949)	$(225,071)	$(306,534)
Loss per share – basic and diluted	$ (0.02)	$ (0.01)	$ (0.01)	$ (0.01)	$ (0.01)	$ (0.02)	$ (0.01)	$ (0.01)

The Company has no source of operating revenue. In addition to the normal expenses associated with its exploration and administrative activities, the Company recorded certain infrequent or non-recurring transactions that produced significant variances in its operating results. During the quarter ended June 30, 2006, the Company recorded a write-down of $413,658 upon abandoning the Red property (British Columbia) that was subject to an option agreement. The Company wrote off costs of $267,306 during the quarter ended December 31, 2005 relating to Rio Seco (Perú). Additional significant items include non-cash stock-based compensation of $305,929 recorded in the quarter ended March 31, 2005. General exploration and certain other expenses have decreased in the first half of fiscal 2006 as the Company conserved funds and focused mainly on its Tucumachay and Titimina properties. The loss for the first and second quarters is traditionally higher than for the other quarters due to the costs of the Company's annual filings, preparation of annual general meeting materials, and increased shareholder information costs, which are not experienced in the other quarters.

After factoring in the effect of these transactions, the operating results remain reasonably consistent among the quarters presented.

Results of Operations

Expenses

A summary of the Company's significant expense items for the period is as follows:

	Period ended June 30 2006	2005
Audit, accounting, legal and professional fees	$ 63,171	$ 72,761
Filing, transfer fees and investor relations	$ 134,327	$ 176,055
Office rent, utilities and miscellaneous	$ 63,629	$ 66,902
Salaries and benefits	$ 121,089	$ 111,209
Stock option compensation	$ -	$ 305,929
General exploration	$ 21,114	$ 16,134

Audit, accounting, legal and professional fees decreased slightly relative to those of the comparative period due mostly to a reduction in the amount of legal work required on fewer property agreements.

Filing, transfer fees and investor relations expenses were higher in 2005 due to a financing completed in the previous year. No such financing was completed in 2006.

Office rent, utilities and miscellaneous costs for the period ending June 30, 2006 are consistent with those of the previous year.

Salaries and benefits can vary depending upon the amount of time allocated for certain employees between exploration projects and general and administrative duties. For the period ending June 30, 2006, salaries and benefits have increased only slightly relative to those of the comparative period.

General exploration expenses fluctuate from period to period depending upon the time spent by employees and consultants on project development and reconnaissance, which is a function of the status of the Company's own resource properties. General exploration costs were relatively consistent for the six-month periods of 2005 and 2006 as the Company maintains its focus on the Tucumachay property and the contiguous Titimina property.

Properties

The Company has four mineral projects in Perú and one mineral project in Canada. Work is supervised by J. Blackwell, P.Geo., J. Foster, P.Geo., and Alvaro Fernandez-Baca, P.Geo., qualified persons as defined in National Instrument 43-101. Selected expenditure information on the Company's main projects is as follows:

Property			Six months June 30, 2006		Twelve months December 31, 2005		Twelve months December 31, 2004
Tucumachay	Acquisition	$	-	$	-	$	400,000
	Exploration		473,506		1,322,530		103,805
	Cumulative	$	**2,299,841**	$	**1,826,335**	$	**503,805**
Urumalqui	Acquisition	$	-	$	-	$	-
	Exploration		5,846		55,717		204,450
	Cumulative	$	**794,601**	$	**788,755**	$	**733,038**
La Chivona	Acquisition	$	-	$	-	$	-
	Exploration		11,558		10,564		13,839
	Cumulative	$	**182,896**	$	**171,338**	$	**160,774**
Titimina	Acquisition	$	-	$	-	$	9,456
	Exploration		43,835		18,311		-
	Cumulative	$	**71,602**	$	**27,767**	$	**9,456**
Red	Acquisition	$	-	$	14,500	$	44,306
	Exploration		2,606		12,530		339,716
	Write-down		(413,658)		-		-
	Cumulative	$	**-**	$	**411,052**	$	**384,022**

Tucumachay Property

The Tucumachay property is located in the Andes Mountains of central Perú. On June 30, 2004 the Company signed a letter-of-intent with Inmet (the "Tucumachay Agreement"), under the terms of which the Company has an option to earn a 100% interest in the property. During the year ended December 31, 2005 and to June 30, 2006 the Company completed both reconnaissance and grid soil geochemical and rock sampling programmes, IP and VLF-EM grid geophysical surveys, and two drill programmes totalling 38 core holes. Results are favourable, indicating the widespread occurrence of gold mineralization on the property and the occurrence of a near-surface zone of mineralization in the La Nariz area that warrants a third phase of drilling. The Company established a camp to serve as a base for operations, completed preliminary environmental and archeological assessments of the property and an overview of the socio-anthropological make-up of the region's citizens, continued with water-quality monitoring programmes, and a number of local initiatives, from road-building to providing for school supplies and football tournaments to local festivals. The Company continues to convene numerous community information meetings at various towns and villages in the region.

Cumulative exploration expenditures to June 30, 2006 are $2,299,841. This includes $400,000 in acquisition costs recorded during the year ended December 31, 2004 upon the issuance of 1,000,000 shares from treasury with a deemed value of $0.40 per share, as required by the terms of the Tucumachay Agreement.

Subsequent to June 30, 2006, the Company served notice that it had earned 100% interest on the property (See "*Subsequent Events*").

Urumalqui Property

Under the terms of a joint venture agreement dated December 31, 2003 with Meridian Gold Inc., the companies agreed to jointly develop the Urumalqui property. The joint venture explored the properties during 2003 and 2004. Work included geophysical and geological surveys and two diamond drill programmes. On June 17, 2005, the companies terminated the agreement and the Company assumed 100% of the assets of the joint venture, which included the Urumalqui mineral claims. The Company plans to explore the property further.

La Chivona Property

The Company has a 100% interest in La Chivona, located in north-coastal Perú. There was minimal exploration activity on the property during the quarter. Cumulative expenditures to June 30, 2006 are $182,896. The Company plans to further explore the property during 2006.

Titimina Property

The Company has acquired, by staking, a 3,800 hectare property adjacent to the western and northern portions of the Tucumachay property. Titimina covers extensions to the same geological formations that host mineralization at Tucumachay. Several showings have been found on the Titimina property, the most important of which is the Alpha zinc target, consisting of a large area of carbonate-hosted zinc – lead – silver mineralization.

Rio Seco Property

This property is located in coastal, central Perú. The Company has written this property down to a nominal value. However, it fully intends to maintain the claims in good standing.

Red Property

By an agreement dated September 3, 2004, the Company had an option to acquire a 100% interest in the Red property, located in north-central British Columbia. Under the terms of the option, the Company has paid $50,000 cash, issued 100,000 shares and incurred $354,852 in exploration expenditures. On April 15, 2005, the Company entered into an agreement with Buffalo whereby Buffalo could earn a 60% interest in the property by paying the Company $30,000 cash (received) and committing to incur $200,000 in exploration expenditures by April 15, 2006, with the option of incurring cumulative expenditures totalling $600,000 before April 15, 2007. Thereafter, exploration of the Red property would have been co-ordinated under a joint venture (Buffalo 60% / Gitennes 40%).

In October 2005, Buffalo completed 626 metres of drilling on the property. Two of these holes returned intervals of copper-gold mineralization similar to those encountered in previous drilling programmes.

On June 6, 2006, Buffalo advised the Company that it was not going to proceed with its option. Subsequently, on July 12, 2006, the Company advised the owners that it did not intend to exercise its option and was returning the property. Accordingly, the Company wrote off all expenditures incurred on the property during the quarter ending June 30, 2006.

Other Properties

The Company has staked and conducted preliminary exploration of various 100% owned prospective mineral claims located in Perú. Total costs as at June 30, 2006 are $79,106.

Liquidity

The Company's cash and cash equivalents decreased by $881,840 during the six-month period ending June 30, 2006, which is due to the cash used in operating and exploration activities for the period. As at June 30, 2006, cash and cash equivalents totalled $56,895 compared to $938,735 at December 31, 2005. A working capital deficiency as at June 30, 2006 totalled $148,607, compared to a positive working capital of $843,772 at December 31, 2005.

The Company has a five-year operating lease for its office premises and storage space in Vancouver that expires on October 31, 2010. The current monthly fee is $2,034 plus operating expenses. In Lima, Perú, the Company's affiliates lease office space for US$1,120 per month on a rental agreement that is renewed annually in January.

Capital Resources

As at the date hereof, the Company has met the current terms of its option agreements, however, the Company will have to raise additional funds in order to meet its ongoing operating costs and terms of its property agreements (see "*Subsequent Events*").

Related Party Transactions

During the period, the Company incurred $8,302 (2005 - $36,744) in legal fees with a law firm in which a director of the Company is a partner. Accounts payable and accrued liabilities includes $8,883 (December 31, 2005 - $13,814) payable to this firm.

During the period, the Company received advances totalling $94,000 from certain directors and officers. These advances are unsecured, bear interest at prime plus 2%, and have no fixed terms of repayment.

Outstanding Share Data

The authorized capital of the Company consists of an unlimited number of common shares without par value. As of June 30, 2006 and the date hereof, the number of issued and outstanding common shares was 37,329,231 (43,857,231 on a diluted basis) – (see *"Subsequent Events*).

The Company has a fixed stock option plan. As at June 30, 2006, there were 3,905,000 stock options granted to directors, officers and employees of the Company and its affiliates as follows:

Options Outstanding	Exercise Price	Expiry Date
900,000	$0.15	October 1, 2007
370,000	$2.80	March 30, 2008
520,000	$0.13	May 4, 2008
730,000	$0.355	April 21, 2009
180,000	$0.40	July 21, 2009
525,000	$0.47	April 1, 2010
80,000	$0.30	November 10, 2010
400,000	$0.40	March 9, 2011
200,000	$0.47	March 18, 2015
3,905,000		

At June 30, 2006, warrants to purchase the following shares were outstanding:

Shares	Exercise Price	Expiry Date
2,500,000	$0.50	June 4, 2007
123,000	$0.50	June 4, 2007
2,623,000		

Critical Accounting Estimates

Stock-based Compensation

The Company has adopted the recommendations of CICA Handbook Section 3870, "Stock-Based Compensation and Other Stock-Based Payments", which requires that all stock-based awards made to employees and non-employees be measured and recognized using a fair value based method. The Company uses the Black-Scholes Option-Pricing Model to estimate stock-based compensation.

Changes in Accounting Policies

There were no changes or adoptions of new significant policies in the period.

Financial Instruments and Other Instruments

The Company's financial instruments consist of cash and cash equivalents, accounts receivable, accounts payable and due to related parties. It is management's opinion that the Company is not exposed to significant interest or credit risks arising from these financial instruments and that the fair value of these instruments approximates their carrying values.

At June 30, 2006 the Company held currency totalling US$25,800 which is exposed to currency risk given fluctuations in the prevailing exchange rates between the Canadian and United States dollar.

Disclosure Controls and Procedures

The Company continues to refine its disclosure controls and procedures from time to time. The President and CFO have concluded that, for the quarter ended June 30, 2006, the process was sufficiently effective to ensure that all material information was conveyed internally to management on a timely basis, providing management with sufficient time to make decisions regarding the Company's disclosure as required by securities legislation.

Risk and Uncertainties

The business of exploration and mining is risky and there is no assurance that current exploration programmes will eventually result in profitable mining operations. The recoverability of money spent on the resource properties is dependent upon various factors. These include actually discovering a potentially economic mineral deposit and then transforming the deposit into ore reserves through a series of stringent technical programmes. Following upon this is the ability of the Company to obtain all necessary financings to complete the development of a property and place it into commercial production. The Company must also raise funds for corporate and administrative expenses. While the Company has been successful in the past at raising funds, there can be no assurance that it will continue to do so.

The mineral industry is intensely competitive and there are inherent risks in all its phases. The Company competes with other companies, many of which have greater financial resources and experience. Metal prices are volatile and cannot be controlled.

The Company has no mining operations and its mineral projects are at an early stage. It is therefore exposed to many risks common to comparable companies, including undercapitalization, cash shortages and limitations with respect to personnel, financial and other resources and the lack of revenues.

The interim consolidated financial statements for the period ending June 30, 2006 have been prepared on the basis of accounting principles applicable to a going concern. The assumption is that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations. Excepting the quarters ending March 31, 2004 and December 31, 2003, the Company has consistently reported operating losses. The Company has limited financial resources, no source of operating cash flow, and no assurances that sufficient funding will be available to further explore and develop its mineral property projects, or to cover the overhead costs necessary to maintain a public company.

The Company's exploration activities outside of Canada make it subject to foreign currency fluctuations and this may affect the Company's financial position and results of operations. The Company does not engage in currency hedging activities. It does maintain some funds in US dollar accounts until such time as the funds are drawn upon.

The government of Perú has implemented a royalty scheme on mining operations. The Company believes that this royalty does not impact significantly on operations at this stage of the Company's development.

Subsequent Events

Red Property: On July 12, 2006, the Company advised the owners that it did not intend to exercise its option and was returning the property. Accordingly, the Company has written off all expenditures incurred on the property.

Private Placement: On May 9, 2006, the Company announced that it intended to complete a private placement of up to 3,400,000 units at a price of $0.40 per unit for gross proceeds of up to $1,360,000. This private placement was not completed and has been cancelled.

On August 11, 2006, the Company announced that it intends to complete a private placement of up to 4,000,000 units at a price of $0.25 per unit for gross proceeds of up to $1,000,000. Each unit will be comprised of one common share and one common share purchase warrant. Each warrant will entitle the holder to purchase one common share at a price of $0.30 for a period of 12 months after closing. The expiry date of the warrants may be accelerated if the closing price of the

Company's shares exceeds $0.55 for 15 consecutive business days. At the Company's discretion and subject to acceptance by the Toronto Stock Exchange, the Company may pay finder's fees in cash, securities, or a combination thereof.

Tucumachay Earn-In: On August 1, 2006, the Company served notice to Inmet that the Company had completed all required elective and committed expenditures required under the terms of its option agreement on the Tucumachay property. The Company now holds a 100% interest in the property, subject to Inmet's option to regain a 60% interest in the property by spending three times the amount of the Company's investment once the Company has drilled 12,000 metres, or revert to a sliding-scale net smelter returns royalty.

Virgen Royalty: Subsequent to June 30, 2006, the Company received notice from the operator of the Virgen Mine that gold production had crossed the threshold of 145,000 ounces on May 16, 2006. Accordingly, the Company's 2% net smelter royalty became effective, with payments to be received every six months. The Company has no access to mine production records and therefore no means of reasonably estimating the amount of the royalty due. Accordingly, no accrual of amounts due to date under this royalty agreement has been made.

Approval

The Board of Directors of the Company has approved the disclosure contained in this interim MD&A. A copy of this interim MD&A will be provided to anyone who requests it.

Additional Information

The Company's publicly filed documents are available on the Company's website or on SEDAR at www.sedar.com.

Cautionary Note
This document contains "forward-looking information" which may include, but is not limited to, statements with respect to the future financial or operating performance of the Corporation, its subsidiaries and its projects, the future supply, demand, inventory, production and price of minerals, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital, operating and exploration expenditures, costs and timing of the development of new deposits, costs and timing of future exploration, requirements for additional capital, government regulation of mining operations, environmental risks, reclamation expenses, title disputes or claims, limitations of insurance coverage and the timing and possible outcome of pending litigation and regulatory matters. Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or variations (including negative variations) of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Corporation and/or its subsidiaries to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others, general business, economic, competitive, political and social uncertainties; the actual results of current exploration activities; actual results of reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of minerals; possible variations of ore grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; political instability, insurrection or war; delays in obtaining governmental approvals or financing or in the completion of development or construction activities. Although the Corporation has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. Forward-looking statements contained herein are made as of the date of this document and the Corporation disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results or otherwise. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.